UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The Beauty Health Company

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88331L 108

(CUSIP Number)

LCP Edge Holdco LLC

Linden Capital III LLC

Linden Manager III LP

Linden Capital Partners III LP

Linden Capital Partners III-A LP

Brian Miller

Anthony Davis

c/o Linden Capital Partners LLC

150 North Riverside Plaza, Suite 5100

Chicago, IL 60606

(312) 506-5600

With copies to:

Monica J. Shilling, P.C.

Kirkland & Ellis LLP

2049 Century Park East

Suite 3700

Los Angeles, CA 90067

(310) 552-4200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D	Page 1 of 9

CUSIP No. 88331L 108

(1)	Names of reporting persons LCP Edge Holdco LLC
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,167,667
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,167,667 (see Items 2, 3, 4, 5 and 6)
(11)	Aggregate amount beneficially owned by each reporting person 30,167,667 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.1% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 2 of 9

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital III LLC
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,167,667 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,167,667 (see Items 2, 3, 4, 5 and 6)
(11)	Aggregate amount beneficially owned by each reporting person 30,167,667 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.1% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D	Page 3 of 9

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Manager III LP
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,167,667 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,167,667 (see Items 2, 3, 4, 5 and 6)
(11)	Aggregate amount beneficially owned by each reporting person 30,167,667 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.1% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 4 of 9

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital Partners III LP
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,167,667 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,167,667 (see Items 2, 3, 4, 5 and 6)
(11)	Aggregate amount beneficially owned by each reporting person 30,167,667 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.1% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 5 of 9

CUSIP No. 88331L 108

(1)	Names of reporting persons Linden Capital Partners III-A LP
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,167,667 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,167,667 (see Items 2, 3, 4, 5 and 6)
(11)	Aggregate amount beneficially owned by each reporting person 30,167,667 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.1% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D	Page 6 of 9

CUSIP No. 88331L 108

(1)	Names of reporting persons Anthony Davis
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,167,667 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,167,667 (see Items 2, 3, 4, 5 and 6)
(11)	Aggregate amount beneficially owned by each reporting person 30,167,667 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.1% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 7 of 9

CUSIP No. 88331L 108

(1)	Names of reporting persons Brian Miller
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,167,667 (see Items 2, 3, 4, 5 and 6)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,167,667 (see Items 2, 3, 4, 5 and 6)
(11)	Aggregate amount beneficially owned by each reporting person 30,167,667 (see Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 24.1% (see Items 2, 3, 4, 5 and 6)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D	Page 8 of 9

This Amendment No. 1 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 14, 2021 ( the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D or the “Statement”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

By virtue of their voting power and board representation, the Reporting Persons have influence over amendments to the Issuer’s certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of the Issuer’s assets.

In addition, the Reporting Persons have influence over the Issuer’s corporate activities, which may relate to, among other things, the Issuer’s capitalization, management, business, operations, corporate governance, strategy, future plans and the other transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, the Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open market purchases, privately negotiated agreements or otherwise, additional securities or assets of the Issuer or its subsidiaries, dispose of, or cause to be disposed, securities of the Issuer or its subsidiaries (subject to the lock-up agreement described below), enter into or unwind hedging or other derivative transactions with respect to securities of the Issuer or its subsidiaries, form joint ventures with the Issuer or its subsidiaries, pledge their interest in securities of the Issuer or its subsidiaries as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer, its subsidiaries or any of their respective securities or assets, in light of the Reporting Persons’ investment mandates and the general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons and their representatives and advisers will engage in communications with the Issuer’s other directors and members of management and other security holders, industry participants and other interested parties concerning the Issuer, including with respect to the types of transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons will exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. The Reporting Persons will, at any time from time to time, review or reconsider their position or change their purpose or formulate plans, strategies or proposals and take such actions with respect to the Issuer. These potential actions could involve one or more of the events or transactions disclosed in this paragraph or otherwise referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

As of and giving effect to the Closing, LCP held 33,356,338 shares of the Class A Common Stock. Following the Closing, LCP entered into a Distribution and Redemption Agreement with certain management unitholders of LCP, pursuant to which LCP distributed shares of Class A Common Stock to such management unitholders. The Class A Common Stock received by management unitholders in connection with the Distribution and Redemption Agreement is subject to applicable lock-up provisions. On May 20, 2021, LCP distributed a total of 3,188,671 shares of Class A Common Stock to management unitholders in connection with the Distribution and Redemption Agreement and following such distributions, LCP holds a total of 30,167,667 shares of Class A Common Stock. The description of the Distribution and Redemption Agreement contained in this Item 4 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as Exhibit 4 to the Original Schedule 13D and incorporated by reference herein.

Except as set forth in this Schedule 13D, as of the date hereof, none of the Reporting Persons presently has any additional plans or proposals that relate to or would result in any of the transactions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

SCHEDULE 13D	Page 9 of 9

Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate number and percentage of securities.

The percentage of beneficial ownership in this Statement is based on an aggregate of 125,329,053 shares of Class A Common Stock outstanding as of May 4, 2021, based on information furnished by the Issuer.

LCP directly holds 30,167,667 shares of Class A Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by LCP and reported on the cover pages to this Statement for such Reporting Person. See also items 11 and 13 of the cover pages to, and Item 2 of, this Statement for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.

The aggregate number of shares of Class A Common Stock beneficially owned collectively by LCP and the Reporting Persons is 30,167,667, which represents approximately 24.1% of the outstanding shares of the Issuer’s common stock, based on an aggregate of 125,329,053 shares of Class A Common Stock, as of May 4, 2021.

(b) Power to vote and dispose. The aggregate number of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Statement and are incorporated herein by reference.

(c) Transaction within the past 60 days. Except as set forth herein, including in Items 3, 4 and 6 which are incorporated herein by reference, none of the Reporting Persons has effected any transactions related to the Class A Common Stock during the past 60 days.

(d) Certain rights of other persons. Except as described herein, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Class A Common Stock of the Issuer reported by this Statement.

(e) Date ceased to be a 5% owner. Not applicable.

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

LCP EDGE HOLDCO LLC

Date:	May 21, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN CAPITAL III LLC

Date:	May 21, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN MANAGER III LP

By: Linden Capital III LLC Its: General Partner

Date:	May 21, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN CAPITAL PARTNERS III LP

By: Linden Manager III LP Its: General Partner By: Linden Capital III LLC Its: General Partner

Date:	May 21, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

LINDEN CAPITAL PARTNERS III-A LP

By: Linden Manager III LP Its: General Partner By: Linden Capital III LLC Its: General Partner

Date:	May 21, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller
		Title:	Co-Founder & Managing Partner

Date:	May 21, 2021	Signature	/s/ Brian Miller
		Name:	Anthony Davis, by Brian Miller, Attorney-in-fact

Date:	May 21, 2021	Signature	/s/ Brian Miller
		Name:	Brian Miller